Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting and Board of Directors of Natuzzi S.p.A.: Approved 2016 Financial Statements and Appointed the New Board of Directors

Pasquale Natuzzi Confirmed as CEO and President of the Board

Director Ernesto Greco Entrusted with Powers to Supervise and Support Financial Activities

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 2, 2017--Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced that its Annual General Shareholders’ meeting, held on April 29, 2017, approved the Company’s Financial Statements for the fiscal year ended December 31, 2016 and also acknowledged the presentation of the 2016 Consolidated Financial Statements of the Natuzzi Group.

As previously announced, the Group reported for the entire year 2016 consolidated total net sales of €457.2 million, versus €488.5 million of the previous year, and a net loss of €6.5 million as compared to €16.5 million of 2015.

On the same date, the Ordinary Shareholders Meeting appointed Pasquale Natuzzi, Antonia Isabella Perrone, Giuseppe Antonio D’Angelo, Cristina Finocchi Mahne, Ernesto Greco, Vincenzo Perrone, Stefania Saviolo, as members of the Company’s Board of Directors for a one-year period.

Following the above-mentioned Ordinary Shareholders Meeting, the Board of Directors met today and confirmed Pasquale Natuzzi as Chief Executive Officer of the Natuzzi Group and Chairman of the Board of Directors. At the same time, Director Ernesto Greco has been entrusted with ad hoc powers to supervise and support activities of the Finance staff.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with eight manufacturing plants, eleven commercial offices and extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council). As of 31 December 2016, it employs 5,171 workers all over the world.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo (IR Manager), tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA
Meg Carlozzi (PR), tel. +1 917 330 8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 2, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi